ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

[redacted]

August 23, 2005

05010777

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
23 August 2005 (ASX Announcement & Media Release – Eagle Project Update)

dlw 8/30

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

23 August 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE
EAGLE PROJECT UPDATE

Rig secured for Eagle Project

Following is an extract of a release made by the operator confirming the signing of a rig for the Eagle North-1 well.

> **"VICTORIA PETROLEUM NL SIGNS RIG CONTRACT FOR EAGLE NORTH-1 DRILLING IN EARLY NOVEMBER 2005, SAN JOAQUIN BASIN, CALIFORNIA, USA**
>
> Victoria Petroleum NL as operator for the Eagle Oil Pool Development Project in the San Joaquin Basin California advises that it has signed a rig contract with Kenai Drilling to drill Eagle North-1 in early November 2005.
>
> Eagle North-1 is an appraisal well on the Eagle Oil Pool which was discovered in 1986 by the Mary Bellocchi-1 well in which Victoria Petroleum NL's was a participant.
>
> The Mary Bellocchi-1 well tested oil from the Eocene Gatchell formation at rates of up to 223 barrels of oil per day and 0.7 million cubic feet per day, a production rate considered un-economic at the then prevailing oil price of US $11 per barrel.
>
> In 2001 the Eagle-1 horizontal well reentry of the Mary Bellocchi-1 well was successfully drilled into the Gatchell Sandstone oil reservoir but due to technical difficulties encountered while while completein the well for production was unable to test the 90 metres of horizontally drilled oil pay.
>
> In May 2004 a 14 kilometre seismic strike line was aquired to further define the updip extent of the Eagle Oil Pool and the Eagle North-1 appraisal well drilling location. As aresult of this new seismic data, the Eagle North-1 appraisal well will be drilled approximately 1200 metres north west of the 2001 Eagle-1 surface location.
>
> The Eagle North-1 will be vertically drilled to its target depth of 4,200 metres and upon confirmation of the presense of oil in the target Gatchel Sandstone the well will be cased, production tested for five days and then horizontally drilled for a distance of 300 metres and completed for oil production.. In the event of a successful horizontal well completion, flow rates of up to 1000 barrels of oil per day are anticipated.
>
> The indicated potential recoverable reserves for the Eagle Oil Pool of up to 34 million barrels of oil and 58 million cubic feet of gas make the Eagle Oil Pool an attractive development target.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Victoria Petroleum NL currently has a 56.1% interest in the Eagle Oil Pool Development Project and plans to have a 20-30% free carried interest through the drilling and testing of the Eagle North-1 horizontal well.
Commenting on the forth coming drilling of Eagle North-1 with the signing of the rig contract, Victoria Petroleum NL Managing Director John Kopcheff said;

" Victoria Petroleum is pleased to be re-commencing appraisal work on the Eagle Oil Pool Development Drilling Project."

"With our planned 20-30% free carried interest in the drilling of the Eagle North-1 appraisal well, a successful result will have a significant impact on Victoria Petroleum NL's position as a growing USA and Australian oil and gas producer"

"With the current price of oil around US$60 per barrel and the price of gas in Southern California in excess of US$8 per thousand cubic feet, a successful appraisal Eagle well and follow on development drilling will provide significant cash flow for the company."

Participants in the Eagle Oil Pool Development Project and and Eagle North-1 through their respective US wholly owned subsidiaries are:

Victoria Petroleum NL (Operator)	56.1% (farming down to 22%)
First Australian Resources Ltd	15%
Lakes Oil NL	15%
Sun Resources NL	10%
Private Interests	3.9%

Commenting on the announcement by VPE, executive Chairman, Michael Evans said

"With tightness in the rig market being driven by high energy prices in the USA we are pleased to tie up this rig. The Eagle project has the potential to significantly impact FAR shareholders and we have been able to maintain our equity at 15% following the recent capital injection from option holders. We look forward to the November drilling.."